UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On October 1, 2024, CyberArk Software Ltd. (the “Company”) issued a press release entitled “CyberArk Completes Acquisition of Machine Identity Management Leader Venafi.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The information in this Report on Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932 and 333-280349).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: October 1, 2024	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release entitled “CyberArk Completes Acquisition of Machine Identity Management Leader Venafi”